NAME OF REGISTRANT: Bank of America Corporation
NAME OF PERSON RELYING ON EXEMPTION: Responsible Wealth
ADDRESS OF PERSON RELYING ON EXEMPTION: 1 Milk Street, 5th Floor, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Proposal No. 7 on Bank of America Corporation’s 2013 Proxy Statement:
Argument in Favor
Resolved: The shareholders request that the Board of Directors study the feasibility of adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum, and report to shareholders on its findings by May 2014.

Supporting Statement: Recent academic work has highlighted the risks of corporate political spending to the broader economy (Igan, 2009), and some studies suggest it correlates negatively with shareholder value (Coates, 2012). Given the risks, potential negative impact, and questionable value of corporate political spending, we believe a prudent policy would include an end to direct political giving, and an end to indirect giving by instructing trade associations and other nonprofits not to use Bank of America’s contributions, dues or fees toward political ends.

In light of the unprecedented spending by corporations in the 2012 elections, shareholders have become concerned about the potential risk to shareholder value by the use of company funds intended to influence election outcomes. Given the risks to reputation and brand from this use of company funds, and the low accountability and transparency measures Bank of America Corporation (Bank of America) has in place to govern this use of company funds, we believe that Bank of America can best minimize this threat to shareholder value by refraining from using corporate funds to influence any electoral outcome.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Responsible Wealth is not able to vote your proxies, nor does this communication contemplate such an event.  Responsible Wealth urges shareholders to vote for Item number 7 following the instruction provided on the management’s proxy mailing.

Rationale or a “Yes” Vote

1.
Increased corporate spending in campaign elections is unpopular among the majority of the American public, and consequently exposes companies to business and reputational risk. By eliminating such spending, companies can reduce risk and protect shareholder value.

2.	Some academic studies indicate that political spending may not have a positive impact on the company’s bottom line and, in fact, may erode shareholder value.

3.	Bank of America spends considerable sums to influence election outcomes, with weak accountability and transparency measures in place to oversee this use of company funds.

4.	A growing number of companies are making the determination that it is in their best interest to refrain from political giving.

5.	The proposal would not curtail these companies’ ability to communicate views to policymakers (e.g., lobbying of legislators, which is not addressed in this proposal).

In the proponents’ view, a comprehensive report would study the feasibility of prohibiting the use of treasury funds to be spent on: (1) direct contributions to candidates and parties at the state level (such gifts at the federal level are already disallowed under federal law), and (2) indirect contributions from treasury funds, by which we mean those made to third-party recipients (such as trade associations, 527s and 501(c)(4)s) for the purpose of political spending.

1. Increased corporate spending in campaign elections is unpopular among the majority of the American public, and consequently exposes companies to business and reputational risk. By eliminating such spending, companies can reduce risk and protect shareholder value.

Experts have estimated that a record-breaking $6.3 billion was spent in the 2012 electoral cycle1. This represents an increase by nearly 15% from 2008 levels, largely enabled by the Supreme Court’s 2010 Citizens United v. FEC decision, which allowed unions and corporations to contribute unlimited amounts to “independent” spending organizations.2

These developments are deeply unpopular among the U.S. public across party lines:

•
More than 8 in 10 Americans support limits on the amount of money given to groups trying to influence U.S. elections, with 85% support among Democrats, 81% among Republicans, and 78% among independents, according to a 2012 poll by the Associated Press and the National Constitution Center.3

•
79% of respondents to a 2012 Bannon Communications poll said they would boycott a company to protest its political spending, 65% would sell stock in the company, and over half would ask their employer to remove it from their retirement account.4

•
A recent study by Global Strategy Group concluded that corporations have more to lose than gain in terms of their public image through their involvement in politics. The study found that “on average…a company’s favorable rating dropped by a whopping 42 points among people that disagreed with its stance. Among people that agreed with the position, there was no statically significant change in a company’s favorable rating.”5

During a time when public support for high spending levels in elections is low, investors are concerned about the reputational risks that Bank of America is exposed to by positioning itself as one of the largest contributors in election campaigns. It is all too easy for companies in highly regulated industries to be perceived as attempting to buy the influence of elected officials and other public policymakers.  A 2012 profile in the New York Times called it “one of the most demonized corporations in America.”6 The proponents believe that the company needs to focus on fixing its relationship with consumers and that its image as a bank spending money to curry political favors will only hurt this effort.

1 Choma, Russ. (3/13/2013) “The 2012 Election: Our Price Tag (Finally) For the Whole Ball of Wax” http://www.opensecrets.org/news/2013/03/the-2012-election-our-price-tag-fin.html
Center for Responsive Politics
2 Center for Responsive Politics, March 13, 2013 (http://www.opensecrets.org/news/2013/03/the-2012-election-our-price-tag-fin.html).
3 http://blogs.wsj.com/law/2012/09/17/poll-most-american-support-limits-on-political-spending
4 http://www.citizen.org/documents/bannon-communications-research-executive-summary.pdf
5http://images.politico.com/global/2013/03/27/gsg_study_white_paper_business_and_politics_do_they_mix.html
6 http://nyti.ms/12R1TTD

3. Bank of America spends considerable sums to influence election outcomes, with weak accountability and transparency measures in place to oversee this use of company funds.

As investors, we seek to understand and minimize business risk in the company’s role in the public policy arena. We do so by encouraging transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. Several academic studies suggest that firms donating large sums may be linked to poor corporate governance and low shareholder power, making it difficult for shareholders to determine whether this use of company funds is in the long-term interest of the company7. Concerningly, Bank of America received an extremely low transparency and accountability rating of 15/100 in the 2012 CPA-Zicklin index, which ranks companies within the S&P 100 on 25 indicators related to political spending disclosure, policies, compliance, and oversight8.

The lack of accountability and transparency within the company is particularly concerning in light of the company’s high and increasing level of involvement in politics. Since 2002, Bank of America's political action committee and employees have given $16.84 million to federal candidates for office since the 2002 election cycle (Center for Responsive Politics). This amount has been increasing Bank of America donated a total of $4.65 million in the 2012 federal election cycle, up from $3.11 million in the 2008 election cycle. At the state level, the Bank, its subsidiaries and employees have given over $8.4 million to candidates since 2003. An unreported amount was expended to ballot referenda, political convention host committees, trade association political spending and/or other politically oriented recipients.

4. There are a growing number of companies that are making the determination that it is in their best interest to refrain from political giving.

As of 2012, 64 companies (up from 40 in 2010), had some type of explicit prohibition in place regarding political spending from treasury funds.9

5.The proposals would not curtail the companies’ ability to engage in the political process because other avenues are available to communicate its views to policymakers.

Our proposal does not seek to constrain the company's ability to lobby elected officials- once they are elected- on specific issues relevant to the company. Rather, this proposal seeks to address the use of company funds to influence the outcomes of elections.

Conclusion

7 Rajesh Aggarwal, Felix Meschke, and Tracy Yue Wang, “Corporate Political Donations: Investment or Agency?” April 5, 2012 (http://papers.ssrn.com/sol3/papers.cfm?abstract_id=972670). ; John Coates, Harvard Law School, “Corporate Politics, Governance, and Value Before and After Citizens United,” July 6, 2012 (http://papers.ssrn.com/sol3/papers.cfm?abstract_id=2128608).
8 http://www.zicklincenter.org/collaborations/hills/CPA-Zicklin%20Index%20-%202012%20-%20report%20-%2009-18-12.pdf
9 Source: Sustainable Investments Institute.

Bank of America spends high sums to influence election outcomes, with weak accountability and transparency measures in place to oversee this use of company funds and its value to shareholders. Proponents are concerned that this use of company funds exposes Bank of America to business and reputational risks. Proponents contend that a self-imposed ban on this use of company funds would reduce the risk to shareholder value while still allowing the company to communicate its views on public policy through lobbying. Consequently, shareholders request that the Board of Directors study the feasibility of adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum, and we urge you to vote in favor of this resolution.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy and the registrants will not accept proxies if sent. The registrants urge shareholders to vote for the proposals discussed in this communication following the instruction provided on the management’s proxy mailing.  The cost of this communication is being borne entirely by the registrants.